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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                             R&B FALCON CORPORATION
                       (Name of Subject Company (Issuer))

                             R&B FALCON CORPORATION
                       (Name of Filing Persons (Offeror))

               13 7/8% Senior Cumulative Redeemable Preferred Stock
                         (Title of Class of Securities)

                                   74912 E 309
                                   74912 E 200
                      (CUSIP Number of Class of Securities)

                                 Wayne K. Hillin
                             R&B Falcon Corporation
                                901 Threadneedle
                              Houston, Texas 77079
                                 (281) 496-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                    Copy to:
                                  W. Mark Young
                            Gardere Wynne Sewell LLP
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5864

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transaction to which the statement relates:

       [ ]  third-party tender offer subject to Rule 14d-1.
       [X]  issuer tender offer subject to Rule 13e-4.
       [X]  going-private transaction subject to Rule 13e-3.
       [ ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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       R&B Falcon Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed on October 27, 2000, as amended on November 2, 2000 and on November 6, 2000 (collectively, the "Schedule TO"), relating to the offer by the Company to purchase all of the outstanding shares of its 137/8% Senior Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), at $1,300.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2000, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

       The Offer expired at 5:00 p.m., Eastern Standard Time, on November 29, 2000. Based upon the final count of the Depositary, a total of 369,307.049 Shares out of the 369,343.099 Shares currently outstanding were properly tendered and not withdrawn prior to the expiration of the Offer. All of the Shares tendered in the Offer were accepted by the Company for an aggregate consideration of $480,099,163.70. As permitted by the terms of the Offer, the Company has assigned the right to purchase 61,878 Shares for an aggregate consideration of $80,441,400.00 to certain wholly owned subsidiaries. Payment for the Shares accepted for purchase in the Offer will occur promptly.

         As previously announced by the Company, the remaining 36.050 Shares not tendered in the Offer will be redeemed on December 15, 2000 at a price of $1,156.09 per share.

ITEM 12.  EXHIBITS.

       Item 12 of the Schedule TO is hereby amended and supplemented to add Exhibit (a)(1)(I) as follows:

       (a)(1)(I) Text of Press Release issued by R&B Falcon Corporation on November 30, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                       Date: November 30, 2000


                                       R&B FALCON CORPORATION



                                       By:        /s/ Tim W. Nagle
                                          --------------------------------------
                                          Tim W. Nagle, Executive Vice President
                                          and Chief Financial Officer


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                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION
----------                         -----------

 (a)(1)(I) Text of Press Release issued by R&B Falcon Corporation on November 30, 2000.